April 17, 2026

James McArthur, Ph.D.
President and Chief Executive Officer
PepGen Inc.
321 Harrison Avenue, 8th Floor
Boston, MA 02118

       Re: PepGen Inc.
           Draft Registration Statement on Form S-3
           Submitted April 15, 2026
           CIK No. 0001835597
Dear James McArthur Ph.D.:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jonathan Burr, Esq.